January 10, 2007


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1103

Re:      Credit Acceptance Corporation
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 10, 2006

         Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and September 30, 2006
         File No. 000-20202


Dear Mr. Spirgel:

On behalf of Credit Acceptance Corporation (referred to herein as the "Company", "we", "our", or "us"), we are responding to your letter dated December 28, 2006. Your letter included seven comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004, PAGE 22

         1. We note that your dealer-partner enrollment in 2005 was impacted by a new policy that gave dealer-partners an option to enroll without paying the $9,850 enrollment fee. We also note that you will keep 50% of the first accelerated dealer holdback payment for dealer-partners choosing this option. Please tell us in detail how you are accounting for this option and the basis for your accounting. Include in your response references to the appropriate accounting literature.

RESPONSE:

We utilized the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") in determining our revenue recognition policy for dealer-partner enrollment fees. For dealer-partners that elect the option of not paying the $9,850 enrollment fee, we do not recognize any revenue for the enrollment fee until the dealer-partner has met the eligibility requirements to receive an accelerated dealer holdback payment and the amount of the first payment, if any, has been calculated. We believe that the SAB No. 104 requirement that "the seller's price to the buyer is fixed or determinable" is not met until this event occurs. Given the uncertainty surrounding the revenue, all related dealer-partner enrollment costs are expensed in the period incurred.

Once the dealer-partner has met the eligibility requirements to receive an accelerated dealer holdback payment and the amount of the first payment, if any, has been calculated, we defer the 50% portion that we keep and recognize it on a straight-line basis over the remaining estimated life of the dealer-partner relationship. Our basis for this treatment is SAB No. 104, which states that the "up-front fees are considered earned as the product and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned." We do not believe that it would be appropriate to recognize the full amount of the fee at the time the eligibility requirements are met as delivery of the services has not fully occurred at such time as contemplated under SAB


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No. 104. Dealer-partner enrollment fees represent a one-time fee paid by the dealer-partner in return for the right to participate in our financing program. Since dealer-partner enrollment fees are paid once for the entire term of the relationship with the dealer-partner, we believe it is appropriate to defer the revenue and recognize it on a straight-line basis over the remaining expected term of the relationship with the dealer-partner.

We also note that the concept of deferring revenue and recognizing it on a straight-line basis over the remaining estimated life of the dealer-partner relationship is consistent with how we recognize revenue on the $9,850 enrollment fees paid by dealer-partners upon enrollment in our program.

CONTRACTUAL OBLIGATIONS, PAGE 28

         2.       Please include your contractually obligated interest payments.

RESPONSE:

We will include the requested information in future Forms 10-K, beginning with the 2006 Form 10-K to be filed in early March. We will calculate the future interest payments using the interest rates and amount of debt outstanding as of December 31, 2006. As requested, in response to staff comment 2, we intend to change the language in the contractual obligations table as follows (additions to the language in the December 31, 2005 Form 10-K are highlighted in bold):

         A summary of the total future contractual obligations requiring repayments as of December 31, 2005 is as follows (in thousands):

                                                          Payments due by period
                                   ---------------------------------------------------------------------
Contractual Obligations                          Less than         1-3             3-5         More than
                                     Total         1 year         years           years         5 years
                                   --------      ---------       --------        --------      ---------
Long-term debt obligations (1)     $145,339      $     715       $144,624        $     --      $      --
Capital lease obligations             1,566            780            786              --             --
Operating lease obligations           2,051            684          1,367              --             --
Purchase obligations                     --             --             --              --             --
Other long-term obligations              --             --             --              --             --
                                   --------      ---------       --------        --------      ---------
  Total contractual obligations    $148,956      $   2,179       $146,777        $     --      $      --
                                   ========      =========       ========        ========      =========


         (1) Long-term debt obligations included in the above table consists solely of principal repayments. The Company is also obligated to make interest payments at the applicable interest rates, as discussed in Note 6 in the consolidated financial statements, which is incorporated herein by reference. BASED ON THE AMOUNT OF DEBT OUTSTANDING, AND THE INTEREST RATES AS OF DECEMBER 31, 2005, INTEREST IS EXPECTED TO BE APPROXIMATELY $7.6 MILLION DURING 2006 AND $4.5 DURING 2007 AND 2008.


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

CONSOLIDATED STATEMENTS OF INCOME, PAGE 35

         3. Please present income (loss) from discontinued operations per common share under paragraph 37 of SFAS 128.

RESPONSE:

We will include the requested information in future Forms 10-K, beginning with the 2006 Form 10-K to be filed in early March. Income from discontinued operations per common share for the years ended December 31, 2005, 2004, and 2003 were as follows:

                                                               2005    2004     2003
                                                               ----    ----     ----
Gain (loss) from discontinued operations per common share:

Basic                                                          $.12    $.02     ($.16)

Diluted                                                        $.11    $.03     ($.15)

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 37

         4. We note that you are presenting your United Kingdom segment as discontinued operations. Please confirm to us that the cash flows from operating, investing, and financing activities of the discontinued operations are not presented all within the operating cash flow category in the statements of cash flows. In addition, tell us why you have not reclassified the balance sheet to separately present the assets of the discontinued operations under paragraph 46 of SFAS 144. Further, tell us why you are presenting the discontinued operations segment information in Note 11 on page 62 and in your Form 10-Q for the fiscal quarter ended September 30, 2006.

RESPONSE:

We confirm that the cash flows from operating, investing, and financing activities of the discontinued operations are presented in their respective categories in the statement of cash flows rather than all within the operating category. We believe our presentation is consistent with the provisions of FASB Statement No. 95, "Statement of Cash Flows" and the view that the SEC staff had presented in December 2005 at the AICPA 33rd National Conference on Current SEC and PCAOB Developments.

Paragraph 46 of SFAS No. 144 states that "a long-lived asset classified as held for sale shall be presented separately in the statement of financial position" and "the assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position". We have not separately classified our balance sheet as we do not believe we had "held for sale" assets as of any of our reporting dates. During the fourth quarter of 2005, we sold our United Kingdom loan portfolio and any other remaining long-lived assets were abandoned. As a result of this event, we concluded that the United Kingdom segment had been disposed of during the fourth quarter of 2005 as we had eliminated the operations and cash flows from the United Kingdom and would not have any significant continuing involvement in the United Kingdom after the sale. Based on these facts, we concluded that the United Kingdom met the requirements for discontinued operations reporting during the fourth quarter of 2005. While we had considered selling the United Kingdom loan portfolio prior to the fourth quarter of 2005, we did not meet all of the "held for sale" criteria of Paragraph 30 of SFAS No. 144; therefore, the assets of the United Kingdom segment were considered to be "held and used" prior to the fourth quarter of 2005.

We believe our presentation of Note 11 -- Business Segment Information is consistent with the provisions of Statement of Financial Accounting Standards No. 131 (As Amended) "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Paragraph 32(b) of SFAS 131 states that an enterprise shall provide a reconciliation of "The total of the reportable segments' measures of profit or loss to the enterprise's consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.


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However, if an enterprise allocates items such as income taxes and extraordinary items to segments, the enterprise may choose to reconcile the total of the segments' measures of profit or loss to consolidated income after those items." Accordingly, although this is not a requirement of SFAS 131, we have included discontinued operations in Note 11 so that it would reconcile back to the income statement as used by our key operating decision makers within the Company.

NOTE 1.  FINANCE CHARGES -- UNITED STATES AND CANADA, PAGE 42

         5. We note that the commissions received from the third party vehicle service contract administrators ("TPAs") and Guaranteed Asset Protection ("GAP") are recognized as part of the finance charges on a level yield basis based upon forecasted cash flows. Please tell us why this accounting is appropriate. Include in your response references to the appropriate accounting literature.

RESPONSE:

The commissions received on third party vehicle service contracts and guaranteed asset protection are realized through collections received on the underlying consumer loans rather than through a one-time cash payment for the full amount of the commission. The dealer-partner's outstanding advance balance is increased by both the advance received by the dealer-partner and the amount of this commission. As a result, the dealer-partner will not receive dealer holdback payments until both amounts are recovered through collections received on the underlying consumer loans. Since these commissions are realized in the same manner as our finance charges related to the vehicle loan, we believe it is appropriate for the revenue recognition policies to be the same.

We account for the commissions received on third party vehicle service contracts and guaranteed asset protection as an origination fee under paragraph 36 of FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (an Amendment of FASB Statements No. 13, 60, and 65 and a Rescission of FASB Statement No.
17)" ("SFAS No. 91") as the advance or dealer loan would not have been granted at its amount absent this fee. Paragraph 5 of SFAS No. 91 states that "loan origination fees shall be deferred and recognized over the life of the loan as an adjustment of yield (interest income)". Paragraph 18 of SFAS No. 91 states that this adjustment "...shall be recognized by the interest method..." and that "the objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount)". Since we recognize revenue on dealer loans on a level yield basis based upon forecasted cash flows, we believe it is appropriate to recognize the commissions on the same basis.


NOTE 1. LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES -- UNITED STATES AND CANADA, PAGE 42

         6. We note that the Dealer Loan is increased as revenue is recognized and decreased as collections are received. Please disclose and tell us the nature and timing of each revenue being recognized. Also, tell us where the collections in excess of the repaid advance to the dealer-partner are presented in your balance sheet.

RESPONSE:

We record the amount advanced to the dealer as a dealer loan. The amount advanced may be related to the making of only a vehicle loan but often the advance also includes amounts for ancillary products (i.e. - third party vehicle service contract, gap contract, etc.). We account for ancillary products on a level yield basis as discussed in the response to staff comment 5. Revenue to be recognized on the dealer loan can also be impacted by fees associated with the dealer loan (i.e. -- term extension fee, credit report fee, etc.). These fees impact the yield on the dealer loan as they reduce the amount of excess collections to be paid to the dealer-partner. We account for fees associated with the dealer loan on a level yield basis as these are also origination fees under SFAS 91.

Once the advance balance has been repaid, the dealer-partner is entitled to receive future collections, after payment of our servicing fee (typically 20% of collections) and reimbursement of certain collections costs. As these excess collections are received, we record a payable to the dealer-partner, which is presented in the "accounts payable and accrued liabilities" caption in our balance sheet. As of December 31, 2005, this payable was $4.5 million. We generally remit these excess collections to dealer-partners on a monthly basis.

FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2006

RETURN ON CAPITAL, PAGE 21

         7. Please see your presentation of net operating profit after-tax and economic profit. Expand your discussion to disclose the following:

                  -        identify this measure as a non-GAAP measure;

                  - rename the non-GAAP measure since the title that includes "operating profit" is confusingly similar to operating income;

                  - reconcile the non-GAAP measure to income from continuing operations and for the economic profit per diluted share, reconcile it to income from continuing operations per diluted common share;

                  - the specific manner in which you use this non-GAAP measure to conduct or evaluate the business:

                  - the economic substance behind your decision to use such a measure;

                  - the material limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure, income from continuing operations; and

                  - the manner in which you compensate for these limitations when using this non-GAAP measure.

RESPONSE:

We will include the requested information in the manner described below in future filings beginning with the 2006 Form 10-K. Although we agree that the changes resulting from the staff's review will enhance the Company's disclosures going forward, we believe our historical filings present our financial disclosures in a way that is materially accurate and transparent and comply with the applicable rules in all material respects.

As requested, in response to staff comment 7, we intend to change the language relating to these non-GAAP measures as follows (additions to the language in the September 30, 2006 Form 10-Q are highlighted in bold):


Return on Capital/Net Operating Profit After-Tax:


As previously disclosed:

         The return on capital analysis provides an additional perspective on the financial performance of the Company. The Company believes this information provides a useful measurement of how effectively the Company is utilizing its capital. Return on capital is equal to annualized net operating profit after-tax (net income plus interest expense after-tax) divided by average capital as follows:

As intended going forward:


         THE NON-GAAP MEASURE, RETURN ON CAPITAL, IS DEFINED AS ANNUALIZED NET INCOME PLUS INTEREST EXPENSE AFTER-TAX DIVIDED BY AVERAGE CAPITAL. The return on capital analysis provides an additional perspective on the financial performance of the Company BY REMOVING THE IMPACT OF THE COMPANY'S CAPITAL STRUCTURE ON ITS PERFORMANCE. The Company believes this information provides a useful measurement of how effectively the Company is utilizing its capital. MANAGEMENT USES RETURN ON CAPITAL TO ASSESS THE COMPANY'S PERFORMANCE AS WELL AS TO MAKE CAPITAL ALLOCATION DECISIONS.

Additionally, we will change the description in the return on capital table from "net operating profit after-tax" to "net income plus interest expense after-tax".

We believe that reconciling return on capital to net income is more appropriate than income from continuing operations as the non-GAAP measure includes discontinued operations. We believe that there are no limitations in using return on capital as we believe it is a common financial metric and is clearly defined in the disclosure.

Economic Profit:

As intended going forward:

         The Company defines THE NON-GAAP MEASURE, economic profit, as net income less an imputed cost of equity. Economic profit measures how efficiently the Company utilizes its capital. To consider the cost of both debt and equity, the Company's calculation of economic profit deducts from net income a cost of equity equal to 10% of average equity, which approximates the S&P 500's rate of return since 1965. Management uses economic profit to assess the Company's performance INCLUDING FOR PURPOSES OF INCENTIVE COMPENSATION as well as to make capital allocation decisions. Management believes this information is important to shareholders because it allows shareholders to compare the returns earned by the Company with the return they could expect if the Company returned capital to shareholders and they invested in other securities.

We also propose to change our reconciliation of economic profit per diluted share from net income to net income per diluted share. We believe that reconciling economic profit per diluted share to net income per diluted share is more appropriate than income from continuing operations per diluted share as the non-GAAP measure includes discontinued operations.

We believe that there are no limitations in using economic profit as we believe it is a common financial metric and is clearly defined in the disclosure.


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



ACKNOWLEDGEMENT:

In connection with the above response, we acknowledge that:

                  - Credit Acceptance is responsible for the adequacy and accuracy of the disclosure in the filings;

                  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

                  - Credit Acceptance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We believe the above responses have adequately addressed your comments. Given that we intend to file our Form 10-K for the year ended December 31, 2006 in early March, we would appreciate receiving the staff's confirmation that it has no further comments as promptly as practicable so that we can be assured that we have adequately addressed all of the staff's comments prior to filing the 2006 Form 10-K. Please direct any additional questions regarding the review and this related response to me at (248) 353-2700 ext. 4575.


Sincerely,


/s/ Kenneth S. Booth

Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:      via fax: (202) 772-9205
         Michael Henderson, Staff Accountant, U.S. Securities and Exchange Commission



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